Exhibit 99.1

SPI Energy Co., Ltd. Announces Changes to Board of Directors

Hong Kong, May 19, 2017 — SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) (NASDAQ: SPI), a global clean energy market place for business, residential, government and utility customers and investors, today announces the appointment of Ms. Lu Qing to its board of directors to replace Mr. Jeffrey Yunan Ren, who resigned as director of the Company on May 16, 2017.In addition Ms. Lu Qing has also been appointed by the board of directors of the Company to audit committee, compensation committee and nominating and corporate governance committee.

Ms. Lu Qing is currently chief operating officer of WisePublic Asset Management Limited, where she manages daily operations, and acts as the special consultant to Peking Certified Public Accountants. Ms. Lu Qing has qualified experience in the finance, accounting, tax and legal fields. She served the head of internal audit of China Regenerative Medicine International Limited (8158 HK) from January 2013 to October 2015. Ms. Lu Qing also served as financial controller of mainland China at Sing Tao News Corporation Limited (1105 HK) from May 2005 to May 2008. From February 1992 to March 2002, Ms. Lu Qing served as one of the major business partners and vice general manager at Peking Certified Public Accountants. Ms. Lu Qing received bachelor’s degree in economics, major in accounting from Central University of Finance and Economics in June 1993, and a master’s degree in law from Peking University in January 2001. Ms. Lu Qing is also a Certified Tax Agents, Certified Public Valuer, and Certified Public Accountant in China.

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. is a global provider of photovoltaic (PV) solutions for business, residential, government and utility customers and investors. SPI Energy focuses on the downstream PV market including the development, financing, installation, operation and sale of utility-scale and residential solar power projects in China, Japan, Europe and North America. The Company operates an innovative online energy e-commerce and investment platform, www.solarbao.com, which enables individual and institutional investors to purchase innovative PV-based investment and other products; as well as www.solartao.com, a B2B e-commerce platform offering a range of PV products for both upstream and downstream suppliers and customers. The Company has its operating headquarters in Hong Kong and maintains global operations in Asia, Europe, North America and Australia. For additional information, please visit: www.spisolar.com

Safe Harbor Statement

This release contains certain “forward-looking statements.” These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially. All forward-looking statements included in this release are based upon information available to the Company as of the date of this release, which may change, and the Company undertakes no obligation to update or revise any forward-looking statements, except as may be required under applicable securities law.

For investors and media inquiries please contact:

SPI Energy Co., Ltd.

IR Department

Email: ir@spisolar.com